December 23, 2014

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N. E.
Washington, D.C. 20549

Re:    The E. W. Scripps Company
Registration Statement on Form S-4
Filed November 20, 2014
File No. 333-200388

Dear Mr. Spirgel,

This letter is in response to your letter dated December 17, 2014, regarding the U.S. Securities and Exchange Commission’s (the “Commission”) review of The E. W. Scripps Company (the “Registrant”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on November 20, 2014. For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 977-3997.

Sincerely,

/s/ William Appleton

William Appleton
Senior Vice President and General Counsel

cc:    Timothy M. Wesolowski, Senior Vice President and Chief Financial Officer
Deloitte & Touche LLP
Russell E. Ryba, Foley & Lardner LLP

General

1.	Please provide us with form of the Scripps and Journal Communications proxy cards or file them with the proxy statement as soon as practicable.
The Registrant has filed as exhibits to Amendment No. 1 to the Registration Statement proxy cards of each of the Registrant and Journal Communications, Inc. (“Journal”).
Dear Shareholder Letter

2.
Please significantly revise to shorten your Dear Shareholder letter, addressing here only the most significant points of the proposed transactions within your letter, and leaving the more detailed disclosure to your Question and Answer and Summary sections of your proxy.

The Registrant has revised its Dear Shareholder letter in response to the Staff’s comment.
Questions and Answers about the Special Meeting, page i

3.	Please revise to include a separate Q&A that discusses how the ratio of shares to be received by Scripps shareholders and Journal Communications shareholders was determined.
The Registrant has included a separate Q&A on page ii of the joint proxy statement/prospectus in response to the Staff’s comment.
What will Scripps shareholders receive in the transactions?, page i

4.
Please revise to break out under a separate question and answer why the Scripps Board determined to pay out a $60 million dividend on a pro rata basis immediately prior to completion of the broadcast merger.

The Registrant has included a separate Q&A on page ii of the joint proxy statement/prospectus in response to the Staff’s comment.
What will Scripps shareholders receive in the transactions?, page i
What will Journal shareholders receive in the transactions?, page ii

5.
Please revise each Q&A to briefly discuss the intermediary step of Scripps Spinco and Journal Spinco. Please indicate how many shares of each Spinco the respective shareholders will receive, albeit held for them by the exchange agent.

The Registrant has revised each Q&A on pages i and ii in the joint proxy statement/prospectus in response to the Staff’s comment.
What are the proposals on which holders of common voting shares of Scripps are being asked to vote?, page ii

6.
Please revise here, or under a separate question and answer, to briefly discuss the reasons underlying the amendment to your articles of incorporation by means of a one class capital structure, namely to avoid violation of FCC regulations.

The Registrant has revised the disclosure on page iii in response to the Staff’s comment.

Are any Scripps shareholders already committed to vote in favor of the Scripps amendment proposal or the Scripps share issuance proposal?, page iv
Are any Journal shareholder already committed to vote in favor of the Journal spin-off proposal or the Journal merger proposal?, page iv

7.
Your disclosures here appear to differ from disclosures on page 10 concerning voting by Scripps’ directors and executive officers, and voting by Journal’s directors and executive officers. Please revise or advise. Also, please confirm if true that the 93% of Scripps common shares voted under the Scripps Family Agreement are not committed to vote in favor of the Scripps amendment proposal or share issuance proposal.

The Registrant has revised the disclosure on page v in response to the Staff’s comment.

What are the material U.S. federal income tax consequences of the transactions to holders of Scripps common shares and Journal common shares?, page vii

8.
Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus, requiring amendment and resolicitation. If the tax opinion conditions are waivable, please confirm that Scripps will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

The Registrant has revised the disclosure on pages viii and ix of the joint proxy statement/prospectus in response to the Staff’s comment.
Chart Disclosures concerning Pre- and Post-Spin Structures, page 4

9.
We note that while you intend to register the shares of Journal Media Group, Inc. to be issued to Scripps and Journal shareholders, you are apparently not registering shares of either Scripps Spinco or Journal Spinco. Please provide us with the exemption from registration you are relying upon, and the analysis whereby you determined the exemption is available.

The Registrant respectfully submits that, pursuant to Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), there is no “sale” or “offer” with respect to the distribution of the shares of Journal Spinco and Scripps Spinco to Journal and Scripps shareholders, respectively, as the shares of each entity are being distributed in exchange for no consideration and without any decision by the shareholders of either Journal or the Registrant. Furthermore, as set forth below, the distribution of the shares of each of Journal Spinco and Scripps Spinco meets the applicable conditions for relief from the requirement to register under the Securities Act set forth in Section 4 of Staff Legal Bulletin No. 4.

•	Neither the shareholders of Journal nor the shareholders of Scripps provide consideration for the spun-off shares of Journal Spinco or Scripps Spinco, respectively.

•	Both the spin-off of Journal Spinco shares to Journal shareholders and the spin-off of Scripps Spinco shares to the Registrant’s shareholders are pro rata.

•
Each of Journal and the Registrant will provide adequate information to their respective shareholders and the trading markets with respect to the spin-off and Journal Media Group. The shares of each of Journal Spinco and Scripps Spinco will represent, to Journal and Scripps shareholders, respectively, solely the right to receive a certain number of shares of Journal Media Group, Inc. (“Journal Media Group”) upon the completion of the transactions described in the joint proxy statement/prospectus. The registration statement on Form S‑1/S-4 of Journal Media Group will register the distribution of the shares of Journal Media Group to Journal’s and the Registrant’s shareholders and will provide extensive information regarding the Journal newspaper business held by Journal Spinco, the Scripps newspaper business held by Scripps Spinco and Journal Media Group. Furthermore, Journal Media Group intends to register its shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to a registration statement on Form 8-A, prior to listing its shares on the New York Stock Exchange.

•
The valid business purpose for the spin-off of the newspaper businesses is set forth under “The Transactions - Scripps’ Reasons for the Transactions and Recommendation of Scripps’ Board of Directors” and “The Transactions - Journal’s Reasons for the Transactions and Recommendation of Journal’s Board of Directors” in the joint proxy statement/prospectus.

•
The two-year holding period for restricted securities does not apply because Journal Spinco and Scripps Spinco were formed by their respective parents, rather than either having been acquired from a third party.

10.	Please consider additional disclosure within your chart illustrating the exchange of Spinco shares for the shares of Journal Media Group, whether by dotted lines and arrows or some other means.
The Registrant has revised the disclosure on page 5 of the joint proxy statement/prospectus in response to the Staff’s comment.
Conditions to the Closing of the Transaction, page 7

11.
We note the ability of either party to waive conditions to the merger. Please disclose here whether it is the board’s intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

The Registrant has revised the disclosure on page 8 of the joint proxy statement/prospectus in response to the Staff’s comment.
Risk Factors, page 31
Scripps and Journal will incur significant costs in connection with the transactions., page 34

12.	Insofar as practicable, please provide an estimate of the costs Scripps and Journal expect to incur in connection with the proposed transactions.
The Registrant has revised the disclosure on page 35 of the joint proxy statement/prospectus in response to the Staff’s comment.
Following completion of the transactions, the loss of affiliation agreements could adversely affect Scripps’ television stations’ operating results., page 37

13.	Please clarify whether Scripps will automatically succeed to Journal affiliation agreements for the duration of their terms, or whether these would need to be immediately renegotiated.
The Registrant has revised the disclosure on page 38 of the joint proxy statement/prospectus in response to the Staff’s comment.

Journal Media Group’s expected financing arrangements may subject it to various restrictions that could limit operating flexibility., page 43

14.
Please advise us, with a view towards disclosure, of the timing of the expected credit facility Journal Media will enter into, and how you intend to disclose its material terms to Journal Media Group shareholders. We note similar disclosures at page F-94 of your financial statements.

The Registrant respectfully advises the Staff as follows:

Journal Media Group will have $10 million of cash and no funded debt at the closing of the transactions described in the joint proxy statement/prospectus. At this time, Journal Media Group is in the early stages of exploring a credit facility and it anticipates it will enter into a credit facility by the closing of the transactions. If Journal Media Group enters into the expected credit facility prior to effectiveness of the Registration Statement or Journal Media Group’s registration statement on Form S-1/S-4, the Registrant or Journal Media Group will disclose the material terms of that credit facility in the appropriate registration statement. If Journal Media Group enters into the expected credit facility following the effectiveness of the registration statements, it will describe the material terms of that facility in a Current Report on Form 8-K (which will be filed within four business days of entering into such credit facility).

The Scripps Special Meeting, page 49

15.
We note that both Scripps and Journal may, in addition to the mailing, solicit proxies by telephone or in-person meetings. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

The Registrant confirms this is its understanding and it will file all soliciting materials under the cover of Schedule 14A.

The Transactions, page 61

16.
Please provide us with any analyses, reports, presentation, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering each fairness opinion. We may have further comment upon receipt of these materials.

The presentation materials prepared by Methuselah Advisors (“Methuselah”) in connection with its opinion, dated July 30, 2014, to Journal’s Board of Directors summarized under the caption “Opinion of Journal’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Methuselah on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such rules, counsel for Methuselah has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Methuselah also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The presentation materials prepared by Wells Fargo Securities (“Wells Fargo”) in connection with its opinions, each dated July 30, 2014, to the Registrant’s Board of Directors summarized under the caption “Opinions of Scripps’ Financial Advisor” are being provided to the Staff under separate cover by counsel for Wells Fargo on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such Rules, counsel for Wells Fargo has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Wells Fargo also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

17.	Please disclose any instructions or limitation either board provided to its respective advisor regarding the fairness opinion. Please refer to Item 1015(b)(6) of Regulation S-K.
The disclosure on page 73 of the joint proxy statement/prospectus has been revised in response to the Staff’s comment.
The disclosure on page 89 of the joint proxy statement/prospectus has been revised in response to the Staff’s comment.
Background of the Transactions, page 62

18.
Please note that the disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third parties, including a third party’s financial advisor. Accordingly, please disclose all material projections that E.W. Scripps Company provided to Journal Communications and/or its financial advisor, and that Journal Communications provided to E.W. Scripps Company and/or its financial advisor, or advise us why they are not material. Also, disclose the bases for and the nature of the material assumptions underlying the projections. If the projections included at page 95 through 102 are comprehensive of all material projections, please so confirm.

The Registrant respectfully advises the Staff that the projections disclosed on pages 98 through 105 reflect the material projections so provided.

19.
Please revise to provide an expanded discussion of the degree to which management of both companies considered strategic alternatives, including transactions with third parties, and why the alternatives were ultimately rejected. For example, disclose the approximate number of parties with whom Journal’s management had discussions, and clarify the extent of the discussions, including whether Journal received any preliminary indications of interest.

The Registrant has revised the disclosure on page 63 of the joint proxy statement/prospectus in response to the Staff’s comment.

20.
Please revise paragraph five of your discussion to briefly describe what prompted Mr. Smith in December, 2013, to call Mr. Boehne to set up a meeting to discuss the future of Journal Communications and a possible combination with Scripps.

The Registrant has revised the disclosure on pages 63 through 64 of the joint proxy statement/prospectus in response to the Staff’s comment.

21.	Please revise paragraph eight on page 63 to briefly describe the two potential structures proposed to address governance matters.
The Registrant has revised the disclosure on page 65 of the joint proxy statement/prospectus in response to the Staff’s comment.

22.
We note disclosure in the final paragraph on page 63 referencing a meeting between Scripps’ senior management and representatives of Wells that included “a preliminary financial analysis of, and the potential framework for, a transaction.” Please advise why this and similar presentations do not constitute a “report, opinion, or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosures about this and any similar presentation that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

The Registrant respectfully advises the Staff as follows:

At the meeting referred to in comment 22, Wells Fargo provided to Scripps senior management preliminary materials that were used as background information, about how a transaction might be structured and evaluated. These materials were used to assist Scripps’ senior management in arriving at a framework for the transactions that, among other matters, had the best chance for obtaining approval of the FCC. None of the materials constituted an appraisal of the businesses of either Scripps or Journal or an opinion as to fairness of the terms of the transactions finally agreed to by the parties. Nor were any of these materials reports materially relating to the transactions because they were preliminary and exploratory in nature, preceded the definitive terms of the transactions, and were prepared solely to help guide senior management in deciding whether to proceed with, and in finding an appropriate framework for, a transaction. These materials were also used by Scripps’ management to develop positions for negotiations with Journal regarding the exchange ratios and the structure of the newspaper and broadcast mergers. Wells Fargo’s role in these meetings was to assist management. Wells Fargo did not provide any recommendations, conclusions or perform any analyses, whether written or verbal, at these meetings that would constitute a “report, opinion or appraisal materially relating to the transaction.” At the time of these meetings, Wells Fargo had not been formally engaged to act as financial advisor to Scripps or opine on the fairness of a transaction. In addition, the due diligence process was just commencing and financial projections had yet to be prepared or exchanged. The disclosures about these meetings were included in the initial filing to provide background information about the timeline and process leading up to the transactions. Accordingly, we have revised the disclosures on pages 64 and 65 of the joint proxy statement/prospectus to remove the references to “financial analyses” or similar language and to otherwise appropriately characterize the substance of these meetings in light of the foregoing. We have also revised the disclosures on 67 and 68 of the joint proxy statement/prospectus in a similar manner. While Wells Fargo did discuss some preliminary expectations with respect to its financial analyses in meetings in late June and July, these analyses had not progressed to the point of constituting a “report, opinion or appraisal materially relating to the transaction.” As such, references to these analyses have been removed from the revised disclosures because they are not material to shareholders.

23.	Please expand paragraph 11 on page 65 to discuss what comprised the possible alternatives to the potential transactions discussed by the Journal board on June 23, 2014.
The Registrant has revised the disclosure on page 67 of the joint proxy statement/prospectus in response to the Staff’s comment.

24.	Please expand your discussion of the parties’ negotiation of key aspects of the proposed deal, including, but not limited to:

•	The determination of the final structure of the proposed transactions;

•	The determination of the exchange ratios resulting in the post-closing equity ownership of Scripps and Journal Media Group;

•	The allocation of assets and liabilities among the several companies;

•	The amount of cash that will be contributed to Journal Media Group;

•	The special dividend to be paid to current Scripps shareholders;

•	The determination of the post-closing management and governance structure of Journal Media Group.
The Registrant has revised the disclosure on page 69 of the joint proxy statement/prospectus in response to the Staff’s comment.
Expected Synergies, page 69

25.
You disclose an expected $35 million of combined synergies related to a more efficient cost structure. Please clarify how this figure relates to the $286 million in Goodwill, also characterized as synergies arising from the transactions, in your schedule of estimated fair values of the assets acquired and the liabilities assumed for the acquisition of Journal on page 146.

The Registrant respectfully advises the Staff that the $35 million of estimated annual combined synergies relates to both the Registrant after the acquisition of the Journal broadcast business and Journal Media Group after the combination. To the extent that a portion of the synergies relates to the Registrant’s acquisition of the Journal broadcast business, the present value of the estimated future annual amounts of those synergies are a component of the goodwill that results from the excess of the purchase price over the acquired tangible and intangible assets.
Opinion of Scripps Financial Advisor, page 70

26.	Please provide us with a copy of the Wells Fargo Engagement letter.
The engagement letter, dated July 3, 2014, between the Registrant and Wells Fargo is being provided to the Staff under separate cover by counsel for Wells Fargo on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such rules, counsel for Wells Fargo has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Wells Fargo also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Miscellaneous, page 80

27.
Please revise to provide quantified disclosure of the compensation that Wells Fargo received for all services provided to Scripps and its affiliates during the past two years. Please refer to Item 1015(b)(4) of Regulation M-A. Please also similarly revise with respect to Methuselah and Journal Communications at page 94.

The disclosure on pages 83 and 97 of the joint proxy statement/prospectus has been revised in response to the Staff’s comment.
The disclosure on page 97 of the joint proxy statement/prospectus has been revised in response to the Staff’s comment.Opinion of Journal’s Financial Advisor, page 84

28.	Please provide us with a copy of the Methuselah Engagement letter.
The engagement letter, dated November 8, 2013, between Journal and Methuselah, as supplemented by an addendum, dated February 28, 2014, is being provided to the Staff under separate cover by counsel for Methuselah on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such rules, counsel for Methuselah has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Methuselah also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
Certain Unaudited Prospective Financial Information Utilized by Scripps and Journal, page 95

29.
To the extent that the projected financials you disclose are “adjusted,” please briefly describe the nature of the adjustment. We note, as one example only, the Journal “Adjusted” Broadcast Forecasts for Scripps on page 97.

The disclosure on pages 100 and 103 of the joint proxy statement/prospectus has been revised in response to the Staff’s comment.
The E.W. Scripps Company
Pro Forma Financial Information
Note 2 Pro Forma Adjustments, page 145

30.
We note that you calculated the purchase price of Journal based on the estimated broadcast business enterprise value of Journal as of July 2014. You disclose that the final purchase price will be based on the value of the shares issued to the Journal shareholders at the transaction closing date. Please revise the calculation of the purchase price to use the fair value of the Scripps shares that will be issued to Journal shareholders based on the most recent trading value. Also if the range of possible outcomes may have a material impact on the amount of goodwill to be recorded in the financial statements, you should disclose the impact on the balance sheet of increases or decreases in the common share trading price.

The Registrant respectfully advises the Staff as follows:
With respect to the determination of the fair value for the acquisition of the Journal broadcast business, the final purchase price will be determined based on the number of Scripps shares issued to the Journal shareholders times the Scripps share price on the date of the acquisition.
With respect to the determination of the estimated fair value to utilize in the pro forma presentation of the Registrant’s acquisition of the Journal broadcast business, the Registrant considered several options, including using the current share price of the Registrant’s shares. The Registrant decided that it could not reasonably utilize an approach using the Registrant’s current share price for several reasons. The Registrant’s share price today does not reflect what the future stock price will be after the transactions and does not reflect the value to be received by the Journal shareholders. The value of the shares that will be received by the Journal shareholders will be post spin-off (ex-dividend) of the Scripps newspaper business and subsequent to the $60 million special cash dividend.
The Registrant ultimately determined that the most appropriate approach to estimating the fair value of the consideration to be given for the acquisition of Journal was the midpoint of the estimates of value that was utilized to determine the exchange ratios for the transactions. The estimates of fair value used to determine the exchange ratios included discounted cash flows and earnings multiples approaches.
The Registrant has added clarification to Note 2, Pro Forma adjustments on pages 148 through 149 of the joint proxy statement/prospectus as to why the current share price was not utilized in the determination of the fair value of the acquisition, as follows:

“The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed related to Journal, with the excess recorded as goodwill. The preliminary purchase price allocation in these unaudited pro forma condensed combined financial statements is based upon an estimated purchase price of approximately $450 million. We considered several alternatives to estimate the purchase price, including the current value of Scripps shares times the estimated number of Scripps shares to be issued to Journal shareholders on the closing of the acquisition.  However, the current value of Scripps shares is not reflective of the value Journal shareholders will receive in the merger, as the merger will occur after payment of the $60 million special dividend to Scripps shareholders and the distribution of the Scripps newspaper business to Scripps shareholders.”
“We determined that the enterprise value of the Journal broadcast business, less debt and debt-like items, was the best estimate of the purchase price for use in the pro forma information.  The estimated enterprise value was used to establish the exchange ratios in the merger, and was based upon discounted cash flows and earnings multiples valuation methods. A $1.00 change in the ex-dividend share price of the Scripps shares issued to the Journal shareholders would result in an approximately $26 million change in the purchase price most of which would be an adjustment to goodwill.”

31.
You disclose that the purchase price allocation is preliminary. Please describe any uncertainties regarding the amounts allocated to tangible and intangible assets and the effects of amortization periods assigned to the assets.

The Registrant respectfully advises the Staff as follows:
In determining the Registrant’s preliminary purchase price allocation, the Registrant took the same approach as when the acquisition is completed in estimating the value of the tangible assets (land, building and broadcast equipment) and intangible assets acquired. The Registrant utilized the assistance of a valuation firm and each tangible and intangible asset was determined in a consistent approach that the Registrant expects to take when the acquisition of the Journal broadcast business is completed. If the transactions had closed on September 30, 2014, the Registrant believes that this would represent its final purchase price allocation, except for completion of any final review. Additionally, the estimated lives assigned to the acquired tangible and intangible assets acquired are substantially the same that the Registrant expects to assign when the acquisition is completed.
The Registrant believes that the only substantial factors that could impact the final valuation would be as a result of the passage of time, such as changes to discount rates utilized in the analysis or other changes in market conditions, none of which the Registrant can predict nor does the Registrant believe would have a material impact on the final valuation or resulting depreciation and amortization. As such, the Registrant does not believe that any further clarification for material changes is needed in the pro forma information.
The Registrant has added clarification to Note 2, Pro Forma adjustments on page 149 of the joint proxy statement/prospectus as to address our response, as follows:
“The final purchase price allocation will depend upon on the actual net tangible assets and intangible assets and liabilities that exist as of the date of completion of the transactions. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. Upon completion of the transaction, final valuations will be performed. Increases or decreases in the fair value of the identifiable tangible and intangible assets acquired and the liabilities assumed will result in adjustments to the combined balance sheet or statement of operations. The estimated intangible values could be impacted by changes in assumptions that may occur prior to the completion of the transactions, including changes in the regulatory or future business environment or assumptions such as the discount rate utilized in the analyses. None of these changes are expected to materially impact the amounts reflected in the pro forma presentation.”

Journal Media Group
Pro forma Financial Information
Note 2 Pro Forma Adjustments, page 171

32.
We note that you calculated the estimated purchase price of JRN Newspapers using a value derived in accordance with the master agreement, based on the business enterprise value of Journal as of July 2014. Please describe in reasonable detail how the purchase price is derived. Also tell us the consideration you gave to using the estimated fair value of Journal Media Group shares issued to acquire JRN News to record the purchase price for financial reporting purposes.

The Registrant respectfully advises the Staff as follows:
With respect to the determination of the fair value for the acquisition of the JRN Newspapers, the final purchase price will be determined based on the number of Journal Media Group shares issued to the Journal shareholders times the share price on the date of the acquisition.
The Registrant decided that it could not utilize an approach using Journal Media Group’s current share price because there is no public share price available at this time and a share price will not be available until Journal Media Group completes the transactions and its stock begins to trade.
With respect to the determination of the estimated fair value to utilize in the pro forma presentation of Journal Medial Group’s acquisition of JRN Newspapers, the Registrant determined that the only appropriate approach to use for the estimate of the fair value of the consideration to be given for the acquisition of JRN Newspapers was the midpoint of the estimates of value that was utilized to determine the exchange ratios for the transactions. The estimates of fair value used to determine the exchange ratios included discounted cash flow analysis and earnings multiples approaches (Selected Publicly Traded Companies Analysis and Selected Transactions Analysis).
The Registrant has added clarification to Note 2, Pro Forma adjustments on page 174 of the joint proxy statement/prospectus as to why the current share price was not utilized in the determination of the fair value of the acquisition, as follows:
“The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price of identifiable assets to be acquired and liabilities to be assumed related to JRN Newspapers, with the excess recorded as goodwill. The preliminary purchase price allocation in these unaudited pro forma condensed combined financial statements is based upon an estimated purchase price of approximately $135 million. This amount was derived based on the business enterprise value of JRN Newspapers as of July 2014. As the shares of Journal Media Group were not publicly traded as of September 30, 2014, it is not possible to use a current stock price to determine the fair value of the consideration for the acquisition. The estimated enterprise value was used to establish the exchange ratios in the merger, and was based upon discounted cash flows and earnings multiples valuation methods. The final purchase price will be based on the actual net tangible assets and intangible assets and liabilities that exist as of the date of completion of the transactions and the share price of the Journal Media Group shares at the acquisition closing date times the number of Journal Media Group shares issued to the Journal shareholders. A $1.00 change in the share price of the Journal Media Group shares issued to the Journal shareholders would result in an approximately $10 million change in the purchase price most of which would be an adjustment to goodwill.”

33.
You disclose that the purchase price allocation is preliminary. Please describe any uncertainties regarding the amounts allocated to tangible and intangible assets and the effects of amortization periods assigned to the assets.

The Registrant respectfully advises the Staff as follows:
In determining our preliminary purchase price allocation, we took the same approach as when the acquisition is completed in estimating the value of the tangible assets (land, building and equipment) and intangible assets acquired. The Registrant utilized the assistance of a valuation firm and each tangible and intangible asset was determined in a consistent approach that the Journal Media Group expects to take when it acquires JRN Newspapers. Additionally, the estimated lives assigned to the acquired tangible and intangible assets acquired approximate those that the Registrant expects to assign when the acquisition is completed.
The final valuation will include a detailed review of tangible assets that the Registrant does not believe will materially impact the estimated tangible assets in the pro forma information. The Registrant believes that the only other substantial factors that could impact the final valuation would be as a result of the passage of time such as changes to discount rates utilized in the analysis or other changes in market conditions, none of which the Registrant can predict or does the Registrant believe would have a material impact on the final valuation or resulting depreciation and amortization.
The Registrant has added clarification to Note 2, Pro Forma adjustments on page 174 of the joint proxy statement/prospectus as to address our response, as follows:

“The final purchase price allocation will depend upon the actual net tangible assets and intangible assets and liabilities that exist as of the date of completion of the. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. Increases or decreases in the fair value of the identifiable tangible and intangible assets and the liabilities assumed will result in adjustments to the condensed combined balance sheet and/or statement of operations. The estimated intangible values could be impacted by changes in assumptions that may occur prior to the completion of the transactions, including changes in the regulatory or future business environment or assumptions such as the discount rate utilized in the analyses. None of these changes are expected to materially impact the amounts reflected in the pro forma presentation.”
Scripps Newspapers
Financial Statements for the years ended December 31, 2013
Note 11 Related Party Transactions with Scripps, page F-21

34.
It appears that interest expense attributed to transactions between Scripps Newspapers and Scripps is not reflected in the financial statements. Tell us the consideration given to providing disclosure of the extent of the intercompany transfers or intercompany balances to provide an understanding of the impact of the financing arrangement with Scripps through the centralized cash management system. Please refer to the guidance in SAB 1.B1.

The Registrant respectfully advises the Staff as follows:
The Registrant considered the guidance in SAB 1.B1 in preparing the carve-out financial statements of Scripps Newspapers. No intercompany balances are included as liabilities or assets on the balance sheets in the carve-out financial statements and any historical balances are included as part of Parent Company equity. As described in footnote 2, Summary of Significant Accounting Policies, of Scripps Newspapers carve-out financial statements, Parent Company equity represents the historical equity, accumulated earnings and the net effect of transactions and allocations with the parent, the Registrant.
As described in Scripps Newspapers carve-out financial statements footnote 11, Related Party Transactions with Scripps, Scripps Newspapers historically used a centralized approach to cash management and financing its operations with respect to all transactions between the parent and Scripps Newspapers for the reported periods. Accordingly, these transactions were deemed to be settled immediately through Scripps’ Net Investment in equity when the related transaction was incurred. The amounts reflected in the Combined Statements of Parent Company Equity Transfers to/from parent, net comprise the net settlements of these transactions for each period.
The Registrant respectfully acknowledges the guidance of Question 4 of SAB Topic 1.B.1 requiring an analysis of the activity comprising the Net Transfers to Scripps for each respective period. The management of Scripps Newspapers believes the presentation of such information is not meaningful to potential investors given the Scripps Newspapers change in capital structure in the periods after the completion of the transactions. At the date of the transactions, the newspaper businesses that are spun-off from Scripps and Journal will have no intercompany balances or funded debt. Further, the Registrant is unable to obtain this information without incurring significant costs given the inherent complexities of the carve-out financial statements.
In addition, the Registrant considered if any of the parent company debt was related specifically to the operations of the newspaper business. All of the parent company debt outstanding for all periods in the Scripps Newspapers carve-out financial statements was incurred in connection with the acquisition of television businesses and was not related to the newspaper business. Based on the above, the Registrant believes that the applicable guidance in SAB1.B1 has been appropriately considered.
JRN Newspapers
Financial Statements for the years ended December 31, 2013
Related Party Transactions and Parent Company Investment, page F-51

35.
It appears that interest expense attributed to transactions between JRN Newspapers and Journal is not reflected in the financial statements. Tell us the consideration given to providing disclosure of the extent of the intercompany transfers or intercompany balances to provide an understanding of the impact of the financing arrangement with Journal through the centralized cash management system. Please refer to the guidance in SAB 1.B1.

In preparing the carve-out financial statements for JRN Newspapers, Journal considered the guidance in SAB 1.B1. JRN Newspapers has reflected interest expense attributed to transactions between JRN Newspapers and Journal as ‘Related Party Interest’ on the Combined Statements of Operations of JRN Newspapers.  Further information regarding the intercompany balances is disclosed in the “Significant Accounting Policies” footnote of JRN Newspapers (see pages F-46 through F-51 of the joint proxy statement/prospectus).
In addition, the Journal Communications considered if any of the parent company debt was related specifically to the operations of the newspaper business. All of the parent company debt outstanding for all periods in the JRN Newspapers carve-out financial statements was incurred in connection with the acquisition of broadcast businesses and was not related to the newspaper business. Based on the above, Journal believes that the applicable guidance in SAB1.B1 has been appropriately considered.
Exhibits/Annexes

36.
Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the tax and legal opinions with your next amendment, please provide a draft of the opinions for us to review.

The Registrant has filed forms of all remaining exhibits with Amendment No. 1 to the Registration Statement.

37.
Pursuant to Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules and exhibits to the Master Transaction Agreement, together with an agreement to furnish to us a copy of any omitted schedule or exhibit upon request.

The Exhibit Index has been revised to indicate that the schedules and exhibits to the Master Transaction Agreement are not being filed with the Registration Statement, but that the Registrant agrees to furnish supplemental a copy of all such schedules and exhibits to the Commission upon request. A list of the exhibits to the Master Transaction Agreement is set forth on page A - v of Appendix A of the joint proxy statement/prospectus.